Tailwind Two Acquisition Corp.

150 Greenwich Street, 29th Floor

New York, NY 10006

March 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Tailwind Two Acquisition Corp.

Registration Statement on Form S-1
File No. 333-253224

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tailwind Two Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler at (212) 446-4660, Peter Seligson at (212) 446-4756 or Aaron Schleicher at (929) 366-6213 of Kirkland & Ellis LLP, special counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Matthew Eby
Matthew Eby Co-Chief Executive Officer & Chief Financial Officer